Exhibit 12.1

The NASDAQ OMX Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividends

(Dollars in Millions)

Unaudited

	Year Ended December 31,
	2014	2013	2012	2011	2010
Pre-tax income from continuing operations(1).......................................................................	$ 596	$600(3)	$548(3)	$ 571	$ 522
Add: fixed charges.............................................................................................................	134	126	111	135	117

Pre-tax income before fixed charges.....................................................................................	730	726	659	706	639
Fixed charges:
Interest expense(2)...........................................................................................................	134	126	111	135	117

Total fixed charges...........................................................................................................	134	126	111	135	117
Preferred stock dividend requirements.................................................................................	—	—	—	—	—

Total combined fixed charges and preferred stock dividends.....................................................	$ 134	$ 126	$ 111	$ 135	$ 117

Ratio of earnings to fixed charges.......................................................................................	5.45	5.76	5.94	5.23	5.46
Ratio of earnings to fixed charges and preferred stock dividends...............................................	5.45	5.76	5.94	5.23	5.46

 (1)   2014,  2013, 2012, 2011,  and 2010 pre-tax income from continuing operations is before equity in earnings of 50%-or-less-owned companies and adjustment for noncontrolling interests.

(2) Consists of interest expense on all debt obligations (including amortization of deferred financing costs and accretion of debt discount) and the portion of operating lease rental expense that is representative of the interest factor.

(3)   Includes costs of $44 million in 2012 and $9 million in 2013 associated with Nasdaq’s 2012 restructuring program that was announced in 2012.